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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.            )(1)


                              GoPublicNow.com, Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                     382685 10 5
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                             M. Richard Cutler, Esq.
                             c/o  Cutler  Law  Group
                             610  Newport  Center  Drive,  Suite  800
                             Newport  Beach,  CA  92660
                             (949)  719-1977
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                             April 7, 2000
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)
                              (Page  1  of 4  Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP  No.  382685 10 5                13D                   Page  2 of 4 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Bruce A. Berman

Berman Family Trust
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


PF
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


United  States  Citizen
________________________________________________________________________________
7    SOLE  VOTING  POWER

0
_____________________________________________________________
8    SHARED  VOTING  POWER

8,000,000
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

0
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

8,000,000
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


8,000,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


72.2%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


IN
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  382685 10 5                13D                   Page  3 of 4 Pages


________________________________________________________________________________
Item  1.  Security  and  Issuer.


Common  Stock,  par  value  $0.001,  of GoPublicNow.com, Inc., a
Nevada corporation, 5000 Birch Street, West Tower, Suite 4900, Newport Beach, CA 92660

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:                  Bruce A. Berman

     (b)  Business  Address:     5000 Birch Street, West Tower, Suite 49090
                                 Newport Beach, CA 92660

     (c)  Principal  Occupation: President of Issuer

     (d) During the last five years, Mr. Berman has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Mr. Berman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States

All of the shares are held in The Berman Family Trust, of which Mr. Berman is a beneficial owner.

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.


Founders stock
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.


Mr. Berman is the President of the Issuer. No additional acquisitions or dispositions of shares are contemplated.
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


Of  the 11,076,203 shares of GoPublicNow.com, Inc. common  stock issued and  outstanding,  Mr.  Berman has  sole  dispositive  and voting  power  over 8,000,000 shares,  or 72.2% of  the  total  shares.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


None.
________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.


None.
________________________________________________________________________________

CUSIP  No.  382685 10 5                13D                   Page  4 of 4 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            May 23, 2000
                                        ----------------------------------------
                                                         (Date)


                                            /s/  Bruce A. Berman
                                        ----------------------------------------
                                                       (Signature)



                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).